

Jaime Borras · 3rd

CTO at GeoToll, Inc.

Fort Lauderdale, Florida, United States · 500+ connections ·

Contact info



GeoToll

Florida Atlantic Univ

Experience



CTO
GeoToll
Sep 2012 – Present · 8 yrs 3 mos
Plantation, FL

Lead technologist responsible for the mobile phone-based interoperability toll payment solution.

Chairperson
Mobile Technology Consortium
Nov 2008 – Present · 12 yrs 1 mo
Boca Raton, Florida

Consortium to bridge University knowledge with the local entrepreneurs and businesses for the growth of Mobile Technology, platforms, applications & improve User Experience.

CEO
Wireless Silicon Group, Inc.
Jun 2008 – Present · 12 yrs 6 mos

Making Smartphones smarter with a new semiconductor memory and intellectual property which optimizes performance, prolongs battery life and improves security.



V.P. Digital Connectivity

Sears Holdings Corporation
Aug 2010 – Aug 2012 · 2 yrs 1 mo
Hoffman Estates, IL

Lead technologist responsible for the Smart Appliances strategy, data platform, user experience and vendor's requirements.



COO

GenerationOne
Sep 2008 – Aug 2010 · 2 yrs
Miami/Fort Lauderdale Area

Strategic Consulting to create a wireless relationship with patients and to improve the operational efficiencies of the company.

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Education



Florida Atlantic University

Master in Electrical Engineering, Electronics, Solid State Physics
1978 – 1981
Activities and Societies: IEEE, Society of Physics

Graduated with Honors and Dean List



Florida Atlantic University

BSEE, BSPhysics, Electronics, Solid State Physics
1970 – 1974
Activities and Societies: IEEE, Society of Physics

Graduated with Honors and Dean List



